--------------------------------------------------------------------------------
SEC 1815
(11-2002)  Potential persons who are to respond to the collection of information
Previous   contained in this form are not required to respond unless the form
versions   displays a currently valid OMB control number.
obsolete
--------------------------------------------------------------------------------

                                                           ---------------------
                                                               OMB APPROVAL
                                                           ---------------------
                                                           OMB Number: 3235-0116
                                                           ---------------------
                                                           Expires: August 31,
                                                           2005
                                                           ---------------------
                                                           Estimated average
                                                           burden hours per
                                                           response: 6.00
                                                           ---------------------

                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated July 3, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 3, 2003
                ---------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[CREDIT SUISSE GROUP LOGO]


                                        Media Relations

                                        CREDIT SUISSE GROUP
                                        P.O. Box 1
                                        CH-8070 Zurich

                                        Telephone     +41-1-333 8844
                                        Fax           +41-1-333-8877
                                        e-mail    media.relations@csg.ch


APPOINTMENT TO THE BOARDS OF DIRECTORS OF
CREDIT SUISSE, CREDIT SUISSE FIRST BOSTON AND WINTERTHUR

ZURICH, JULY 3, 2003 - CREDIT SUISSE GROUP TODAY ANNOUNCED THE APPOINTMENT
OF PETER F. WEIBEL AS A MEMBER OF THE BOARDS OF DIRECTORS OF CREDIT SUISSE, CREDIT SUISSE FIRST BOSTON, WINTERTHUR SWISS INSURANCE COMPANY AND WINTERTHUR LIFE.

Peter F. Weibel was CEO of PricewaterhouseCoopers Switzerland and a Member of the Eurofirm Board of PriceWaterhouseCoopers until June 30 of this year. He previously served as Chairman and CEO of Price Waterhouse in Switzerland - until its merger with Coopers & Lybrand in 1998 - and was a Member of the Combination Board of Price Waterhouse Europe/US. In addition to his new position as a Member of the Boards of Directors of Credit Suisse, Credit Suisse First Boston, Winterthur Swiss Insurance Company and Winterthur Life, it is planned that Peter F. Weibel be proposed as a new Member of the Board of Directors of Credit Suisse Group to the next Annual General Meeting in spring 2004.

Walter Kielholz, Chairman of the Board of Directors of Credit Suisse Group, stated:
"I am very pleased that, with Peter Weibel, we have been able to gain an outstanding new Member to further strengthen the Boards of Directors of our businesses. He brings many years of experience of the financial industry which will benefit the Group considerably."

ENQUIRIES

Credit Suisse Group, Media Relations Telephone          +41 1 333 8844

Credit Suisse Group, Investor Relations Telephone       +41 1 333 4570

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  July 3, 2003                       By:  /s/ David Frick
    ------------------                        -----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director